BYRON D. HITTLE 312-609-7678 bhittle@vedderprice.com
March 6, 2007

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise Energy Infrastructure Corporation (the “Company”) File Numbers 811-21462; 333-140457

To the Commission:

On February 5, 2007, the Company, pursuant to the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended (“1940 Act”), filed with the Securities and Exchange Commission (the “Commission”) a universal shelf registration statement on Form N-2 relating to the Company’s proposed issuance of common stock, preferred stock and/or debt securities (the “Shelf Registration Statement”). The Shelf Registration Statement was filed pursuant to Rule 429 for the purpose of updating the Company’s existing shelf registration statement (file number 333-131204) and registering additional securities pursuant to a new registration statement.

The Company received comments on the Shelf Registration Statement by letter from Larry L. Greene of the Commission staff dated February 21, 2007 (the “Comment Letter”). The Comment Letter contained joint comments with respect to the Shelf Registration Statement and a substantially similar universal shelf registration statement on Form N-2 for Tortoise Energy Capital Corporation (File Nos. 811-21725 & 333-139963) (“TYY”). The following sets forth the comments of the Commission staff and the Company’s response to the comments. Responses to the comments on behalf of TYY will be made by separate correspondence, and are substantially identical to those contained herein for comments applicable to both registrants. The Company is filing concurrently herewith Pre-Effective Amendment No. 1 to the Shelf Registration Statement (“Amendment No. 1”). The purpose of Amendment No. 1 is to respond to the comments received from the Commission staff and to complete certain information required by Form N-2.

Currently, the Company expects to make a request for acceleration of effectiveness of the Shelf Registration Statement on or about March 7, 2007.

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March 6, 2007

General

1.    Comment:    Please state in your response letter whether the NASD will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in the registration statements and provide the status of that inquiry.

Response:    To the extent required by NASD regulation, the Company will submit the proposed terms and arrangements of each transaction effected pursuant to the Shelf Registration Statement, with the assistance of the underwriter(s) and its counsel, to the NASD for review. Notwithstanding the foregoing, the Company has been advised by designated underwriters’ counsel that the “seasoned issuer” offering exemption, Rule 2710(b)(7)(A) of the NASD Conduct Rules, is available to the Company. Accordingly, with respect to underwritten offerings of common stock, the Company does not expect to submit the proposed underwriting terms and arrangements of such transactions to the NASD for review. Pursuant to NASD Conduct Rule 2710(b)(7)(B), the Company has been advised by designated underwriters’ counsel that a filing with the NASD normally is not required for the offering of its preferred stock or debt securities, provided that such securities are non-convertible and rated by a nationally recognized statistical rating organization in one of its four (4) highest generic rating categories.

2.    Comment:    The table on the cover relates to the amount of securities being registered.  Confirm that securities used to fulfill over-allotments, if any, will be included in the table on the facing page of the registration statement. Revise footnote 1, if accurate, to indicate that the contemplated offerings are to be done as delayed offerings under Rule 415. In addition, with respect to the indication in the note that the Funds are registering a presently indeterminate number of shares, confirm that the number will be determined in a pre-effective amendment and explain how you expect to calculate filing fees.

Response:    Any securities issued pursuant to the Shelf Registration Statement used to fulfill overallotments, if any, with respect to an offering of the Company’s securities, will be securities registered pursuant to the Shelf Registration Statement, the aggregate amount of which will be included in the table on the facing page of the Shelf Registration Statement.

Footnote 1 has been revised to reflect that the securities registered pursuant to the Shelf Registration Statement may be offered and sold on an immediate, continuous or delayed basis pursuant to Rule 415(a)(1)(x) of the 1933 Act.

The specific number of shares of common stock, shares of preferred stock and principal amount of debt will not be determinable as of the effective date of the Shelf Registration Statement. The aggregate dollar amount of securities to be registered under the Shelf Registration Statement, however, will be determined prior to the effective date, and such amount will appear in the table on the facing page of the final pre-effective amendment prior to the effective date. Pursuant to Rule

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March 6, 2007

457(o) under the 1933 Act, the Company is calculating the filing fee by multiplying the maximum aggregate offering price of all securities listed in the “Calculation of Registration Statement Fee” table, in millions, by $30.70, the current Section 6(b) fee rate applicable to the registration of securities.

3.    Comment:    Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response:    The disclosure in the filing complies in all respects with the requirements of Rule 420 under the 1933 Act.

4.    Comment:    Confirm the Funds are current regarding their obligation to file reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”), or explain the circumstances to the staff and any actions contemplated to address this matter.

Response:    The Company is current regarding its obligations under Rule 17g-1(g).

Prospectus Cover

5.    Comment:    The filings relate to future offerings of common stock, debt securities and preferred stock. In this connection, please comply with the terms of Nuveen Virginia Premium Income (pub. avail. Oct. 6, 2006).

Response:    The Company believes its securities are “qualified to be registered” on Form S-3, including the applicable registrant and transaction requirements stated in the Instructions to Form S-3 and as discussed in the above-referenced No-Action Letter. Notwithstanding the relief provided by the No-Action Letter with respect to voluntary quarterly financial reports, the Company expects to continue to file quarterly financial statements with the Commission. The Company believes such information is meaningful disclosure to investors.

6.    Comment:    The first paragraph of the Capital Corp. filing discusses two 80% investment requirements, i.e., the Fund will invest 80% of its net assets in the energy sector and 80% of its total assets in the energy infrastructure sector. Disclose the differences in these two policies.

Response:    The comment above is not applicable to the Company.

7.    Comment:    Revise the second paragraph to indicate, as appropriate, that Capital Corp.’s offerings will be conducted on a delayed or continuous or immediate basis. The paragraph also contains disclosure regarding expected sales of Fund shares by stockholders. Revise the penultimate sentence to indicate that you will also disclose the percentage of ownership to be held

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March 6, 2007

by selling stockholders after the offering. Also, please disclose that these sales involve shares that were issued in private transactions and will be registered by the Fund.

Response: The disclosure in the second paragraph has been revised to indicate that the offerings by the Company may be conducted on an immediate, continuous or delayed basis.

The penultimate sentence has been revised to indicate that the Company will also disclose the percentage of common stock of the Company to be held by any selling stockholders after the offering.

The disclosure has been revised to indicate that sales may involve shares of common stock that were issued in one or more private transactions and that will be registered by the Company for resale pursuant to the Shelf Registration Statement. The Company expects to call the Commission staff after the Shelf Registration Statement is declared effective to discuss the circumstances under which the Shelf Registration Statement may be used for resales.

Prospectus

8.    Comment:    Revise the discussion captioned “Cautionary Notice Regarding Forward-Looking Statements” in both filings so as to clarify that any forward-looking statement contained in the prospectus does not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act. The first sentence of the first paragraph and the last sentence of the second paragraph of the Capital Corp. filing conflict on this point.

Response:    The disclosure has been revised as necessary to remove any reference to statutory safe-harbors for forward-looking statements in the Shelf Registration Statement. Accordingly, the Company does not believe it is necessary to add negative disclosure indicating that such statutory provisions do not apply to the Company.

9.    Comment:    The discussion under the caption “Prospectus Summary - Our Advisor” indicates that Tortoise Capital Resources Corporation ("TTO") intends to elect to be regulated as a business development company. Please revise the disclosure to indicate the status of that company as of the date of the Fund’s prospectus.

Response:    The disclosure has been revised as requested.

10.    Comment:    Revise the second paragraph of the discussion captioned “Prospectus Summary - The Offering” which suggests that the Fund may issue multiple classes of securities in violation of Section 18(c) of the 1940 Act and contrary to Rule 18f-3 under the 1940 Act.

      Response:    The Company believes its current disclosure is appropriate. Section 18 of the 1940 Act contemplates that a closed-end investment company may, in addition to having a class of

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March 6, 2007

common stock, have a class of senior securities representing indebtedness and a class of senior securities that is a stock, provided the Company complies with the requirements of Section 18. Accordingly, the Company believes that its disclosure regarding charter provisions that allow the Board of Directors to increase or decrease the amount of securities authorized for issuance with respect to any of its classes of securities is not inconsistent with the provisions of Section 18 or the rules promulgated thereunder.

11.    Comment:    The discussion captioned “Prospectus Summary - Use of Proceeds” states that: “We also may use proceeds from the sale of our securities to retire all or a portion of our short-term debt incurred in pursuit of our investment objective and policies, and for working capital purposes, including the payment of distributions, interest and operating expenses . . .” Regarding the underlined term, explain to the staff the circumstances that would prompt the Fund to issue securities for that purpose.

Response:    The circumstance in which the proceeds of the sale of securities may be used to fund the payment of distributions is as follows. If, while the Company has cash earmarked to pay a declared distribution, it is presented with a time sensitive direct placement opportunity believed to be in the best interest of stockholders and that must be funded before the securities proceeds are received and before the distribution is to be paid, the Company may use the cash earmarked to fund the distribution to instead fund the direct placement opportunity. The Company would then use the proceeds from the issuance of securities to replenish the cash previously earmarked to pay the distribution. The Company anticipates that it would do this only if it reasonably believed that the direct placement opportunity would not be available to the Company if it were to wait to receive the proceeds from the issuance of securities.

12.    Comment:    The discussion captioned “Prospectus Summary - Tax Status of Company” indicates that the Fund has not elected RIC status under the Internal Revenue Code and discloses certain significant consequences that result from that decision. Summarize this information on the cover page of the prospectus. Other disclosure under this caption states that: “DCF is the amount we receive as cash or paid-in-kind distributions from MLPs or their affiliates . . .” Explain to the staff why affiliates would pay the Fund.

Response:    The Company believes the discussion of its tax status and the consequences thereof in the prospectus summary and in the section entitled “Certain Federal Income Tax Matters” is adequate. Because there has been no change in the Company’s tax status since its inception, the Company does not feel that additional disclosure on the cover of the prospectus is necessary or appropriate at this time.

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March 6, 2007

The Company may receive distributions from affiliates of MLPs when the Company, pursuant to its investment policies, invests directly in MLP affiliates, such as the general partner of an MLP.

13.    Comment:    Disclosure captioned “Prospectus Summary - Distributions” discusses distributions that may constitute tax free returns of capital. Explain whether, contemporaneous with such distributions, security holders will be told the nature and extent of such distributions. With respect to the statement that the Fund has paid distributions every quarter since its first full fiscal quarter, specify the period in terms of months or years, and whether any distribution constituted a return of capital.

Response:    Because the definitive nature of the Company’s distributions cannot be determined until the completion of the Company’s taxable year and the Company has received certain information from the companies in which it invests, the Company provides estimates of the tax character of each distribution at the time of the distribution. Shareholders are also advised that the 1099 distributed following the end of the year will include the definitive tax characterization of the Company’s distributions during the course of the year.

With respect to the Company’s distributions paid since inception, the disclosure has been revised as requested.

14.    Comment:    Disclosure captioned “Prospectus Summary - Principal Investment Strategies” states: “We invest solely in entities organized in the United States.” Explain the significance of this statement to the staff, e.g., may the operations of such entities be primarily foreign?

Other disclosure under this sub-caption states: “Unless otherwise stated, all investment restrictions apply at the time of purchase and we will not be required to reduce a position due solely to market value fluctuations. During the period in which we are investing the net proceeds of this offering, we may deviate from our investment policies with respect to the net proceeds by investing the net proceeds in cash . . .” With respect to the first underlined clause, add an exception for borrowing and the issuance of senior securities, and with respect to the second item, we suggest changing the underlined word to “such.”

Response:    As the disclosure states, the Company only considers entities that are organized in the United States for potential investments for its portfolio. The statement is included to emphasize the Company’s focus on Master Limited Partnerships, which is a tax structure available to US domiciled companies under the Internal Revenue Code.

With respect to the Company’s investment policies, restrictions and exceptions thereto, the Company believes its current disclosure is clear. In particular, the Company believes that the 1940

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March 6, 2007

Act restrictions relating to borrowings and other senior securities are clearly disclosed under the “Leverage” section of the prospectus.

15.    Comment:    Confirm that the increased borrowing referred to in the following sentence is based on the temporary borrowing allowed by Section 18(g) of 1940 Act: “On July 24, 2006, our Board of Directors approved a policy permitting temporary increases in the amount of leverage we may use from 33% of our total assets to up to 38% of our total assets at the time of incurrence, provided that . . . (ii) such increased leverage is reduced over time in an orderly fashion.” The subsection goes on to states that: “A loan shall be presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed; otherwise it shall be presumed not to be for temporary purposes.” If not based on this provision explain the basis for the policy. Confirm that the proceeds of this offering will not be used to rollover this debt.

Provide disclosure indicating that common shareholders bear the burden of all leverage engaged in by the Fund.

Response:    Section 18(c) of the Investment Company Act of 1940, as amended (“1940 Act”) prohibits a closed-end investment company from issuing more than one class of senior security representing indebtedness, except that promissory notes or other evidences of indebtedness made by a bank or other person, and privately arranged, and not intended to be publicly distributed, shall not be deemed to be a separate class of security representing indebtedness within the meaning of such section. The Company believes that the short-term credit facility, which is made by a bank and privately arranged, falls within the foregoing exception. We note that the credit facility is made on an unsecured basis and that the issuing bank does not have preference or priority over holders of senior notes with respect to the distribution of assets or payment of interest. For these reasons, the Company does not believe that the senior notes and bank debt constitute a separate class of security.

Section 18(g) of the 1940 Act likewise excludes evidences of indebtedness made by a bank and privately arranged from the provisions of Section 18(a)(1)(B) and 18(a)(1)(C), but not from the provisions of Section 18(a)(1)(A). Section 18(g) excludes loans for temporary purposes not exceeding five percent of the assets of the fund from the provisions of Section 18(a)(1)(A), as well as (B) and (C). Although the credit facility is designed for short-term purposes, it is not structured to meet the exclusion for loans for temporary purposes. Accordingly, the Company complies with the 300% asset coverage test set forth in Section 18(a)(1)(A) of the 1940 Act with respect to all borrowings under the facility and all issuances of senior notes.

16.    Comment:    Disclosure captioned “Prospectus Summary - Company Risks - Concentration Risk” indicates that Capital Corp. concentrates its investments in the energy sector with an emphasis on the energy infrastructure sector. Arguably this disclosure relates to the 80% test based on net assets discussed earlier. Other disclosure seems to indicate that the 80% test based on total assets

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March 6, 2007

also seems to say the Fund will concentrate its assets in the energy infrastructure sector. Please clarify the Fund’s policy.

Response:    This comment does not apply to the Company.

17.    Comment:    Disclosure captioned “Prospectus Summary - Company Risks - Management Risk” states: “Our Advisor has 20 full-time employees, but also relies on the officers, employees, and resources of its affiliate, Fountain Capital Management, L.L.C. ("Fountain Capital") and its affiliates, for certain functions.” State whether these services are provided pursuant to contract or at the convenience of the parties.

Response:    The services provided to the Company by certain officers, employees and resources of Fountain Capital are provided pursuant to an informal arrangement between the parties. The disclosure has been revised accordingly.

18.    Comment:    Revise the fee table discussion by moving footnotes appearing after the “Annual Expenses” segment of the table so as to follow the Example.

The table and Footnote 5 discuss total and net annual expenses. Explain to the staff the difference between the two numbers. Delete the “Net Annual Expenses” line item, as it does not appear to comply with the table requirements.

Response:    Because the Expense Example also has a separate set of corresponding footnotes, the Company believes that it would be confusing to investors to move the footnotes corresponding with the Expense Table so as to follow the Expense Example.

Total Annual Expenses refers to the total expenses of the Company prior to the application of the Adviser’s agreement to reimburse the Company for a specified percentage of the Company’s Managed Assets. Net Annual Expenses refers to the expenses of the Company after the application of the Adviser’s expense reimbursement. The Net Annual Expenses is the amount of expenses actually paid by the Company on an annual basis.

The Company has elected to keep both the Total Annual Expenses and Net Annual Expenses as line items in the fee table. The Company notes that General Instruction 6 to Item 3.1 contemplates that other expenses should be stated after the effect of any expense reimbursement or waiver. Accordingly, the Company believes the presentation of both line items is consistent with the requirements of Form N-2. In addition, the Company believes the presentation is helpful to investors and consistent with the presentation of expenses in numerous registration statements previously filed by the Company.

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March 6, 2007

19.    Comment:    Footnote 6 in the Infrastructure Corp. filing states: “Through February 28, 2009, the Adviser has contractually agreed to reimburse us for expenses in an amount equal to 0.10% of our average monthly Managed Assets, which represents ____% of our average net assets as of November 30, 2006.” Explain to the staff how this policy works, whether the adviser may recapture all or a portion of the waived amounts, and whether the adviser may terminate the agreement.

Response:    Pursuant to a written agreement between the Company and the Adviser, which is incorporated by reference into the Shelf Registration Statement, the Adviser has agreed to reimburse the Company for the amount stated above. The Adviser cannot terminate the contract nor can it recapture any of the reimbursed amounts. The agreement terminates automatically upon the earlier of (a) February 28, 2009 or (b) termination of the Advisory Agreement. The agreement may be terminated by vote of the Board of Directors of the Company including the vote of a majority of the Independent Directors.

20.    Comment:    Revise the discussion captioned “Use of Proceeds” by adding the underlined word to the following clause: “commercial paper rated in the highest category by a rating agency or other liquid fixed income securities.” Conform other iterations of this disclosure with revisions made in response to this comment.

Response:    The disclosure has been revised as requested and conformed throughout the document.

21.    Comment:    Disclosure captioned “Investment Objective and Principal Investment Strategies - Investment Objective” states: “Similar to the tax characterization of cash distributions made by MLPs to their unit holders, we believe that a relatively high portion of our distributions to stockholders may be treated as return of capital.” Please include the substance of this disclosure in the summary.

Response:    The requested disclosure is contained in the section entitled “The Company” in the Prospectus Summary.

22.    Comment:    Revise the paragraph captioned “The Company - Investment Securities - Restricted Securities” to clarify why MLP convertible subordinated units are referenced in a discussion of restricted securities.

Response:    The disclosure has been revised as requested.

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March 6, 2007

23.    Comment:    Consider whether the discussion captioned “Risk Factors - Company Risks - Concentration Risk” needs to make reference to any significant risks due to global warming or any bio-fuel proposal put forward by the Administration or the Congress.

Response:    The suggested disclosure has been added to the section entitled “Risk Factors - Company Risks - Concentration Risk (third bullet point).”

24.    Comment:    Disclosure captioned “Description of Securities - Issuance of Additional Shares” in the Capital Corp. filing discusses the policy whereby the Fund may issue a limited number of shares for less than NAV. Add disclosure to the Capital Corp. filing that indicates that NAV authorization expires after a year if not re-authorized by shareholders.

Response:    Pursuant to a comment letter dated June 1, 2006, the Company agreed to seek annual approval of its below NAV issuance policy commencing with its 2007 annual meeting. Accordingly, the requested disclosure has been added.

25.    Comment:    As appropriate, revise either of the following two discussions to remove redundant disclosure regarding selling stockholders: i) the discussion captioned “Selling Stockholders,” or ii) the first paragraph of the discussion captioned “Plan of Distribution.”

Response:    The disclosure has been revised as requested.

26.    Comment:    Similarly, with respect to the Capital Corp. filing, the discussion captioned “Management of the Company,” beginning with the first paragraph of that discussion through footnote 2, which follows the table of Directors and Officers, appears to repeat in substantial portion similar disclosure in the prospectus. We suggest you delete or modify one of these disclosures.

Response:    This comment is not applicable to the Company.

27.    Comment:    Disclosure captioned “Automatic Dividend Reinvestment and Cash Purchase Plan - Cash Purchase Option” in the Infrastructure Corp. filing indicates that cash, among other forms of money, is not accepted from participants who wish to purchase additional shares. Add an affirmative statement as to the type of instrument that is accepted.

Response:    The requested disclosure has been added.

28.    Comment:    The next sub-caption contains the following disclosure: “The terms and conditions of the Plan may be amended by the Plan Agent or by us at any time, except when necessary or appropriate to comply with applicable law or the rules or policies of the SEC or any other regulatory authority, only by mailing to each participant appropriate written notice at least 30 days prior to the effective date thereof.” The provision is confusing and should be clarified.

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March 6, 2007

Response:    The disclosure has been revised as requested.

Part C

29.    Comment:    Item 34(e) (7) indicates that the Fund expects to file a form of prospectus or supplement to take down securities off the shelf and to file under Rule 462 as required. In this connection, advise the staff how the legal opinion will be updated and filed.

Response:    Under normal circumstances, the Company expects to file a legal opinion relating to the securities issued in a particular offering as an exhibit to a post-effective amendment pursuant to either Rule 462(c) or Rule 462(d) under the 1933 Act.

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If you have any questions or comments, please contact the undersigned at (312) 609-7678 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely,

/s/Byron D. Hittle

BDH/mme
cc:	Mr. Terry C. Matlack
Mr. Steven F. Carman
Ms. Deborah Bielicke Eades